EXHIBIT 99.1

U.S. Department of Energy Selects Standard Lithium and Equinor for Award Negotiation of Up to $225 Million for South West Arkansas Project

LEWISVILLE, Ark., Sept. 20, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium”) (TSXV:SLI) (NYSE:A:SLI), a leading near-commercial lithium development and technology company and Equinor, a global energy leader, today announced that its jointly-owned U.S. subsidiary, SWA Lithium LLC has been selected for up to US$225 million award negotiation from the U.S. Department of Energy (“DOE”). This selection, overseen by the DOE's Office of Manufacturing and Energy Supply Chains (MESC), is one of the largest ever awarded to a U.S. critical minerals project and is part of the second wave of funding under the Infrastructure Investment and Jobs Act aimed at expanding domestic manufacturing of all segments of the battery supply chain and increasing production of critical minerals in the U.S. The provisional grant is dependent on completing successful final negotiations with the DOE.

Key Highlights:

  Conditional Award: The $225 million funding by the DOE will support the construction of the Central Processing Facility (“CPF”) for Phase 1 of the South West Arkansas project. The CPF for Phase 1 is being designed to annually produce 22,500 tonnes of battery-quality lithium carbonate, utilizing Direct Lithium Extraction (“DLE”) technology. The U.S. Government's significant cost share demonstrates its commitment to the project, underscoring the strategic importance of developing a domestic supply chain for critical minerals.
  Project Development and Expansion: The South West Arkansas project, located in Lafayette and Columbia Counties, Arkansas, is being developed in partnership with Equinor, with ownership shared at 55% by Standard Lithium and 45% by Equinor. The project’s design is being updated from its original Preliminary Feasibility Study (PFS), and now targets a larger total output of 45,000 tonnes per annum of lithium carbonate, to be developed in two phases of 22,500 tonnes each. A Definitive Feasibility Study (DFS) and Front-End Engineering Design (FEED) are currently underway to support this expansion.
  Location and Community Impact: The SWA project’s DLE and lithium carbonate facilities are planned to be located on a 118-acre property in rural Lafayette County, approximately 7 miles south of Lewisville, Arkansas. The brine unit that will source lithium-bearing brine for the project facilities spans lands in Lafayette and Columbia Counties. In addition to creating up to 300 construction and 100 direct jobs, the project will significantly benefit the local community through infrastructure improvements, community health initiatives, educational partnerships, and workforce development programs.

Standard Lithium’s CEO David Park stated: “The significant cost share from the U.S. Government demonstrates their continued support for investing in secure and sustainable supply chains of domestic lithium production. This decision by the Department of Energy validates the caliber of the project we are building through our de-risked approach to project development, strong partnerships, methodical testing, and purpose-built processes tailored to meet the specific demands of large-scale lithium production in the Smackover Formation. Moreover, it reflects the incredibly talented and dedicated team we have built to execute this vision, and most importantly the relationships we have built in our community and across the state to ensure this is a win for Arkansas.”

Allison Thurmond, Vice President of US Lithium at Equinor, said “The U.S. Department of Energy’s support for the South West Arkansas project demonstrates how important lithium is to America’s energy transition. This award underscores the commercial readiness of our projects and the strength of our partnership. We look forward to working with the U.S. Department of Energy and alongside local communities in southwest Arkansas to develop this critical mineral and build the next generation of lithium production."

Dr. Andy Robinson, President and COO of Standard Lithium, added, “We are honored to have been selected for this significant grant from the U.S. Department of Energy. This funding is a strong endorsement of the South West Arkansas project and our efforts to develop a secure and sustainable domestic lithium supply chain. The grant will enable us to accelerate the development of this world-class resource and position the project as a cornerstone of the U.S. battery materials industry.”

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”. Please visit the Company’s website at https://www.standardlithium.com.

About Equinor

Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Norway, Equinor is the leading operator on the Norwegian continental shelf and is present in around 30 countries worldwide. Our partnership with Standard Lithium to mature DLE projects builds on our broad US energy portfolio of oil and gas, offshore wind, low carbon solutions and battery storage projects.

For more information on Equinor in the US, please visit: Equinor in the US - Equinor

About DOE’s Office of Manufacturing and Energy Supply Chains (MESC)

MESC plays a critical and unique role in catalyzing investments in America’s energy future to support the re-shoring, skilling, and scaling of U.S. manufacturing across energy supply chains. MESC serves as the frontline of clean energy deployment and accelerates America’s transition to a resilient, equitable energy future through data-driven investments in manufacturing capacity and workforce development. Learn more at www.energy.gov/mesc or LinkedIn.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Media Contacts:

Allysa Iverson
Standard Lithium Ltd.
a.iverson@standardlithium.com

Ola Morten Aanestad
Equinor
oaan@equinor.com